SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Vapotherm, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

922107305

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922107305

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,012,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,012,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 922107305

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,012,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,012,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 922107305

1.	Names of Reporting Persons. Veronica Intermediate Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,012,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,012,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 922107305

1.	Names of Reporting Persons. Veronica Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,012,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,012,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.4%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Vapotherm, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 100 Domain Drive, Exeter, New Hampshire 03833.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive”), Joseph Edelman (“Mr. Edelman”), Veronica Intermediate Holdings, LLC (“Veronica Intermediate”) and Veronica Holdings, LLC (“Veronica,” and together with Perceptive, Veronica Intermediate, and Mr. Edelman, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Mr. Edelman is the managing member of Perceptive. Veronica Intermediate is a wholly owned subsidiary of Veronica, and Perceptive owns 100% of Veronica. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal occupation of Mr. Edelman is as the managing member of Perceptive and other related entities. Each of Veronica Intermediate and Veronica were formed for the purpose of completing the Merger (as defined below).

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than the previously announced settlement order entered into by Perceptive with the Securities and Exchange Commission dated September 6, 2022 (File No. 3-21031).

(f)	Each of Perceptive, Veronica Intermediate and Veronica is a Delaware limited liability company. Mr. Edelman is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth below in Item 5(b) of this Schedule 13D is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The information set forth below in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 6,215,192 shares of Common Stock outstanding as of May 2, 2024, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. None of the Reporting Persons own any shares of the Issuer’s Common Stock. In connection with the Merger Agreement (as defined below), Veronica Intermediate has been granted limited proxies to vote the shares of Common Stock of the counterparties to the Voting Agreements and Rollover Agreements (each as defined below) in favor of the Merger and against any proposals that would interfere with the Merger. The Reporting Persons disclaim beneficial ownership of the reported shares of Common Stock for all purposes and the filing of this Schedule 13D shall not be deemed to be an admission that the Reporting Persons are the beneficial owners of the reported shares of Common Stock.

(c)	Other than as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)

To the knowledge of the Reporting Persons, the counterparties to the Voting Agreements and the Rollover Agreements have maintained the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 17, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 17, 2024, among Veronica, Veronica Intermediate, and Veronica Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Veronica Intermediate (“Merger Sub”). Defined terms used but not defined herein shall have the meaning provided in the Merger Agreement.

The Merger Agreement

The Merger Agreement provides that, upon the terms and subject to the conditions therein, Merger Sub will be merged with and into the Issuer (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Issuer will continue as the Surviving Corporation of the Merger and as a wholly owned subsidiary of Veronica Intermediate. As a result of the Merger, each issued and outstanding share of Common Stock (a “Share”) immediately prior to the Effective Time of the Merger (other than (a) Shares held by a holder who is entitled to demand and properly exercises and perfects its respective demand for appraisal of such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware, (b) Shares held in the treasury of the Issuer or owned by the Issuer or any wholly owned subsidiary of the Issuer, (c) Shares owned by Veronica, Veronica Intermediate, Merger Sub or any of their respective wholly owned subsidiaries, and (d) Shares subject to rollover agreements entered into by a holder of Common Stock and Veronica in respect of such holders’ investment in Veronica (clauses (a) through (d), collectively, the “Excluded Shares”), will automatically be cancelled and converted into the right to receive $2.18 in cash (the “Per Share Merger Consideration”), without interest thereon and subject to applicable withholding.

Pursuant to the Merger Agreement, as of the Effective Time, except as otherwise agreed to between Veronica Intermediate, the Issuer and a holder of an award, (A) each RSU Award restricted stock unit (each, a “RSU Award”) that is outstanding, whether or not vested, immediately prior to the Effective Time will be cancelled and in exchange therefor the holder will be entitled to receive an amount in cash, less applicable tax withholdings, equal to (i) the total number of Shares subject to the vested portion of such RSU Award immediately prior to the Effective Time multiplied by (ii) the Per Share Merger Consideration, (B) each performance stock unit (each, a “PSU Award”) that is outstanding immediately prior to the Effective Time will be cancelled and in exchange therefor the holder will be entitled to receive an amount in cash, less applicable tax withholdings, equal to (i) the total number of Shares subject to the vested portion of such PSU Award immediately prior to the Effective Time (assuming target performance is achieved, or such higher level if required under the terms of such PSU Award), multiplied by (ii) the Per Share Merger Consideration, and (C) each option to purchase Shares (each, a “Stock Option” and collectively with the RSU Awards and PSU Awards, the “VAPO Equity Awards”)) that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled and in exchange therefor the holder will be entitled to receive an amount in cash, less applicable tax withholdings, equal to (i) the total number of Shares subject to the vested portion of such Stock Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price per Share subject to such Stock Option.

At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Issuer immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until the earlier of his or her death, resignation or removal, or until his or her successor is duly elected and qualified.

The above description of the Merger Agreement is qualified in its entirety by reference to the terms of the agreement, which is filed as Exhibit 2 to this Schedule 13D and incorporated by reference into this Item 6.

The Rollover Agreements

In connection with the Merger Agreement, Veronica, the Issuer and certain shareholders of the Issuer (the “Rollover Shareholders”) entered into Rollover Agreements, each dated as of June 17, 2024 (the “Rollover Agreements”). Pursuant to and subject to the terms and conditions of the Rollover Agreements, on the closing date of the Merger but immediately prior to the Effective Time, the Rollover Shareholders agree to contribute, transfer and assign to Veronica all of the Shares held directly by such Rollover Shareholders (the “Rollover Shares”) in exchange for common units in Veronica (the “Common Units”) at a price per Common Unit equal to $2.18.

Pursuant to, and upon the terms and subject to the conditions of the Rollover Agreements, the Rollover Shareholders also agree (a) to vote all of the Rollover Shares (i) in favor of the adoption and approval of the Merger Agreement and the Merger, (ii) against any action, proposal, agreement or transaction that would reasonably be expected to change in any manner the voting rights of any class of shares of the Issuer or materially impede, interfere with, delay, postpone, frustrate, discourage or adversely affect the timely consummation of the Merger and the other transactions contemplated by the Merger Agreement, (iii) against any action, proposal, transaction or agreement that would result in (A) a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer in the Merger Agreement, or of such Rollover Shareholders contained in the Rollover Agreements, or (B) any of the conditions to the consummation of the Merger set forth in Article VI of the Merger Agreement not being fulfilled, and (iv) in favor of any adjournment, recess, delay or postponement of the meeting of stockholders of the Issuer called to vote to adopt and approve the Merger Agreement and the Merger as may be reasonably requested by the board of directors of the Issuer or the special committee thereof in order to seek or obtain approval of the adoption of the Merger Agreement or any action, proposal, transaction or agreement necessary to consummate the Merger, and (b) not to (v) transfer any of the Rollover Shares or enter any contract, option or other arrangement or understanding with respect to the transfer of any of the Rollover Shares or any interest therein, (w) deposit any of the Rollover Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to the Rollover Shares that is inconsistent with the such Rollover Shareholders’ obligations under the Rollover Agreements, (x) convert or exchange, or take any action which would, or would reasonably be expected to, result in the conversion or exchange, of any of the Rollover Shares, (y) take any action that would, or would reasonably be expected to, (1) make any representation or warranty of such Rollover Shareholders in the Rollover Agreements materially untrue or materially incorrect, (2) have the effect of preventing, disabling, or materially delaying such Rollover Shareholders from performing any of their respective obligations under the Rollover Agreements or (3) result in a breach of any covenant, agreement or obligation of such Rollover Shareholders set forth in the Rollover Agreements, or (z) commit or agree to commit to take any of the actions referred to in the immediately preceding clauses (v), (w), (x) or (y). Pursuant to the Rollover Agreements, the Rollover Shareholders granted to and appointed Veronica and its designees, such Rollover Shareholders’ proxy and attorney-in-fact to vote all of the Rollover Shares or execute and deliver a consent or approval in respect of the Rollover Shares in accordance with and solely with respect to the obligations set forth above.

The above description of the Rollover Agreements is qualified in its entirety by reference to the terms of the agreements, the forms of which are filed as Exhibit 3 and Exhibit 4 to this Schedule 13D and incorporated by reference into this Item 6.

The Subscription Agreement

In addition, in connection with the Merger Agreement, Veronica and certain subscribing parties (the “Purchasers”) entered into Subscription Agreements, each dated as of June 17, 2024 (the “Subscription Agreements”). Pursuant to and subject to the terms and conditions of the Subscription Agreements, on the closing date of the Merger and immediately following the Effective Time, the Purchasers have agreed to purchase from Veronica a number of Common Units as determined pursuant the Subscription Agreements, at a subscription price of $2.18 per Common Unit, which number of Common Units shall, subject to the Purchasers paying the Issuer prior to the consummation of the Merger an amount of cash equal to the applicable taxes required to be withheld with respect to the vesting and/or settlement of such Purchasers’ VAPO Equity Awards, be determined by calculating (i) all of the Purchasers’ consideration payable (prior to any withholding taxes) in respect of his VAPO Equity Awards, divided by (ii) a price per Common Unit equal to $2.18. Pursuant to, and upon the terms and subject to the conditions of the Subscription Agreements, the Purchasers also agree not to (a) transfer any of the VAPO Equity Awards or enter any contract, option or other arrangement or understanding with respect to the transfer of any of their VAPO Equity Awards or any interest therein, (b) convert or exchange, or take any action which would, or would reasonably be expected to, result in the conversion or exchange, of any of their VAPO

Equity Awards, (c) take any action that would, or would reasonably be expected to, (i) make any representation or warranty of the Purchasers in the Subscription Agreements materially untrue or materially incorrect, (ii) have the effect of preventing, disabling, or materially delaying such Purchasers from performing any of their respective obligations under the Subscription Agreements or (iii) result in a breach of any covenant, agreement or obligation of such Purchasers set forth in the Subscription Agreements, or (d) commit or agree to commit to take any of the actions referred to in the immediately preceding clauses (a), (b) or (c).

The above description of the Subscription Agreements is qualified in its entirety by reference to the terms of the agreement, the form of which is filed as Exhibit 5 to this Schedule 13D and incorporated by reference into this Item 6.

The Voting Agreements

In addition, in connection with the Merger Agreement, Veronica Intermediate and certain stockholders of the Issuer (individually, a “Voting Party” and together, the “Voting Parties”) entered into Voting and Support Agreements, each dated as of June 17, 2024 (the “Voting Agreements”). Pursuant to and subject to the terms and conditions of the Voting Agreements, the Voting Parties have agreed to vote the shares of Common Stock set forth opposite such Voting Party’s name on Schedule I to the applicable Voting Agreement (the “Covered Shares”) (a) in favor of the adoption and approval of the Merger Agreement and the Merger, (b) against any action, proposal, agreement or transaction (including any alternative acquisition proposal) that would reasonably be expected, or the effect of which would reasonably be expected, to change in any manner the voting rights of any class of shares of the Issuer or materially impede, interfere with, delay, postpone, frustrate, discourage or adversely affect the timely consummation of the Merger, or the performance by the Voting Parties of their obligations under the Voting Agreements, (c) against any action, proposal, transaction or agreement that would result in (i) a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of any Voting Party contained in the Voting Agreements; or (ii) any of the conditions to the consummation of the Merger set forth in the Merger Agreement not being fulfilled, and (d) in favor of any adjournment, recess, delay or postponement of a meeting of the Issuer’s stockholders as may be reasonably requested by the Issuer’s board of directors or special committee thereof in order to seek or obtain approval of the adoption of the Merger Agreement or any action, proposal, transaction or agreement necessary to consummate the Merger.

Pursuant to the Voting Agreements, prior to the Expiration Date (as defined below), each Voting Party granted to and appointed Veronica Intermediate and its designees, such Voting Party’s proxy and attorney-in-fact to vote all of the Covered Shares or execute and deliver a consent or approval in respect of the Covered Shares in accordance with and solely with respect to the obligations set forth above.

Each Voting Party has also agreed in the Voting Agreements to certain restrictions on the transfer and conversion of the Covered Shares, as more fully described in the Voting Agreements.

The Voting Agreements provide that they will automatically terminate upon the earliest to occur of (such time, the “Expiration Date”) (a) the mutual written agreement of Veronica Intermediate and the applicable Voting Party, (b) the effective time of the Merger, (c) the valid termination of the Merger Agreement, and (d) the time (if any) that the board of directors of the Issuer (or any committee thereof) shall have made a Change of Board Recommendation.

The above description of the Voting Agreements is qualified in its entirety by reference to the terms of the agreements, the form of which is filed as Exhibit 6 to this Schedule 13D and incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Agreement and Plan of Merger dated as of June 17, 2024 among Veronica Holdings, LLC, Veronica Intermediate Holdings, LLC, Veronica Merger Sub, Inc. and Vapotherm, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 20, 2024)

Exhibit 3	Form of Rollover Agreement (Company Insider) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 20, 2024)

Exhibit 4	Form of Rollover Agreement (Non-Company Insider) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 20, 2024)

Exhibit 5	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 20, 2024)

Exhibit 6	Form of Voting Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 20, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

VERONICA INTERMEDIATE HOLDINGS, LLC

By:	/s/ Konstantin Poukalov
Name:	Konstantin Poukalov
Title:	President

VERONICA HOLDINGS, LLC

By:	/s/ Konstantin Poukalov
Name:	Konstantin Poukalov
Title:	President